Exhibit 99.1

Rogers Reports First Quarter 2012 Financial and Operating Results

First Quarter Revenue of $2,954 Million, Adjusted Operating Profit of $1,091 Million, Adjusted EPS $0.68,

and Pre-Tax Free Cash Flow of $485 Million;

Postpaid Wireless Net Subscriber Additions of 47,000 Driven by Second Highest Quarter of Smartphone

Activations Ever, Including a 35% Increase in iPhone Activations and a Stabilizing Trend in Postpaid Churn,

Wireless Network Margins Remain Strong at 46%;

Cable Total Service Units Down 7,000 in Seasonally Slow and Highly Competitive Quarter, While Margins of

46% Reflect Ongoing Realization of Cost Efficiencies;

Media Revenue Growth of 4% Reflects Seasonally Slow Quarter Combined With Continued Softness in the

Ad Market Offset by Strong Subscriber Growth, While Programming Investments and New Initiatives

Incrementally Dilute Margins;

TORONTO (April 24, 2012) — Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended March 31, 2012, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights are as follows:

(In millions of dollars, except per share amounts)	Three months ended March 31,
	2012	2011	% Chg

Operating revenue	$2,954	$2,987	(1)
Adjusted operating profit(1)(2)	1,091	1,160	(6)
Adjusted net income(2)	356	423	(16)
Adjusted earnings per share(2)	$0.68	$0.76	(11)
Adjusted diluted earnings per share(2)	$0.67	$0.76	(12)

Operating profit(1)	$1,021	$1,141	(11)
Net income	305	335	(9)
Earnings per share	$0.58	$0.60	(3)
Diluted earnings per share	$0.57	$0.60	(5)

(1)

Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.

(2)

For details on the determination of the ‘Adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”. The ‘Adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘Adjusted’ amounts are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. The ‘Adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net) and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt and the related income tax impact of the above amounts.

“Our performance in the first quarter was highlighted by strong postpaid wireless smartphone sales and customer retention metrics, as well as continued solid margins in both our wireless and cable businesses,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “Despite highly competitive markets, particularly impacting both the wireless and cable portions of our business, we continued to leverage our technology leadership to deliver new and innovative products and services while at the same time taking decisive action during the quarter to drive operational efficiencies.”

Rogers Communications Inc.	1	First Quarter 2012

Highlights of the first quarter of 2012 include the following:

•

Consolidated quarterly revenue declined by 1%, with Wireless network revenue unchanged, Cable Operations revenue growth of 1%, and Media revenue growth of 4%, offset by declines in RBS, Video and Wireless equipment sales, versus the same quarter last year. Consolidated adjusted operating profit decreased by 6% with a 7% decline at Wireless, a 1% decline at Cable Operations and a 40% decline at Media, with the decline at Wireless primarily reflecting the upfront costs associated with the second highest number of smartphone activations and iPhone sales in the quarter and a decline in voice average monthly revenue per user (“ARPU”).

•

Wireless data revenue grew by 16% and net postpaid subscriber additions totalled 47,000, helping drive wireless data revenue to now comprise 39% of Wireless network revenue compared to 34% in the same quarter last year. During the first quarter, Wireless activated 642,000 smartphones, of which approximately 34% were for subscribers new to Wireless. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 60% of the overall postpaid subscriber base as at March 31, 2012, up from 45% as at March 31, 2011.

•

Further expanded Canada’s first and largest Long Term Evolution (“LTE”) 4G broadband wireless network service to include availability in even more Canadian cities including Calgary, Halifax and St John’s. Rogers’ LTE network now reaches 12 million people, or approximately 35% of the Canadian population, and will increase to nearly 60% of all Canadians by the end of the year. Rogers currently offers the largest selection of LTE devices of any carrier in Canada. LTE is a next generation technology that enables unparalleled connectivity, capable of speeds that are between three and four times faster than HSPA+ with peak theoretical download rates of up to 150 Megabits per second (“Mbps”) and upload speeds of up to 70 Mbps.

•

Announced the launch of another industry first, Rogers One Number, a service that allows Canadians to extend their Rogers wireless phone number to their computer. Available exclusively to Rogers wireless customers, Rogers One Number lets customers text, talk and video chat with other Rogers One Number users on their computer, all using their wireless number. This is a seamless and easy-to-use solution that is transforming and simplifying how Canadians connect with family and friends.

•

Unveiled NextBox 2.0, a suite of new features for the Rogers’ home television entertainment experience that gives customers control over where, when and how they view their favourite live and recorded programming. NextBox 2.0 provides customers with a significantly enhanced interactive program guide and search functionality, access to whole home PVR capabilities allowing people to access live and recorded TV programs from any room in the home, as well as the ability to experience live TV streamed to a tablet anywhere in the home.

•

Announced the exclusive availability of Outrank, a new, best in class online marketing solution that helps small businesses generate inbound phone calls and emails by marketing them online where consumers are searching for their services. Millions of Canadians are searching online every day for local services and less than 45% of Canadian small businesses have a website. This is a simple and affordable service that enables business owners to attract new customers and achieve a positive return on their marketing investment. Outrank offers local businesses a website, paid search marketing, search engine optimization and a performance dashboard.

•

Rogers launched another industry first with Sportsnews, a channel available to Rogers digital cable customers at no additional cost that promotes sports services and content available on Rogers Cable helping customers get more from their sports channels and packages while providing breaking sports related scores, stats and news.

•

Media announced the acquisition of Saskatchewan Communications Network (“SCN”), which is subject to CRTC approval. The acquisition expands Citytv’s reach into six key markets across Canada, allowing us to compete more effectively with other national broadcasters.

•

Media premiered the reality TV competition series “Canada’s Got Talent” in March and drew nation-wide attention with an average of 1.5 million viewers for its debut, making it the most watched premier in Citytv network history.

Rogers Communications Inc.	2	First Quarter 2012

•

As announced in the fourth quarter of 2011, Bill Linton will retire as the Chief Financial Officer of Rogers Communications in the second quarter of 2012. He will be succeeded by Anthony Staffieri, a highly regarded, senior financial executive with in-depth knowledge of the communications sector. Most recently Senior Vice President of Finance at BCE Inc. where he led the finance function for the company’s wireless and wireline businesses, Mr. Staffieri has also served as Chief Financial Officer of the Americas for Celestica Inc. and prior to that was a Senior Partner at Pricewaterhouse Coopers.

•

Generated $485 million of consolidated pre-tax free cash flow in the quarter, defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), reflecting steady levels of adjusted operating profit being offset by an increased level of PP&E expenditures.

•

We increased our annualized dividend rate by 11% to $1.58 per share in February 2012, and immediately declared a quarterly dividend of $0.395 a share on each of our outstanding shares at the new, higher rate. In addition, Rogers announced a share buyback authorization of up to $1.0 billion of Rogers’ Class B Non-Voting shares on the open market over the coming year.

This management’s discussion and analysis (“MD&A”), which is current as of April 24, 2012, should be read in conjunction with our First Quarter 2012 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto, our 2011 Annual MD&A and our 2011 Audited Annual Consolidated Financial Statements and notes thereto, and our other recent filings with securities regulatory authorities available on SEDAR at sedar.com.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the section of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Sportsnet, Sportsnet ONE, Sportsnet World television network, The Shopping Channel, the OMNI television stations, Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; Digital Media, which provides digital advertising solutions to over 1,000 websites; Rogers Publishing, which produces 52 consumer, trade and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	First Quarter 2012

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts)	Three months ended March 31,
	2012	2011	% Chg

Operating revenue
Wireless	$1,706	$1,721	(1)
Cable
Cable Operations	825	813	1
RBS	87	116	(25)
Video	11	24	(54)
	923	953	(3)
Media	354	339	4
Corporate items and eliminations	(29)	(26)	(12)
Total operating revenue	2,954	2,987	(1)

Adjusted operating profit (loss)(1)
Wireless	737	790	(7)
Cable
Cable Operations	378	382	(1)
RBS	18	26	(31)
Video	(3)	(7)	57
	393	401	(2)
Media	(14)	(10)	(40)
Corporate items and eliminations	(25)	(21)	(19)
Adjusted operating profit(1)	1,091	1,160	(6)
Stock-based compensation expense(2)	(6)	(8)	(25)
Integration, restructuring and acquisition expenses(3)	(64)	(11)	n/m
Operating profit(1)	1,021	1,141	(11)
Other income and expense, net(4)	(716)	(806)	(11)
Net income	$305	$335	(9)

Basic earnings per share	$0.58	$0.60	(3)
Diluted earnings per share	$0.57	$0.60	(5)

As adjusted:(1)
Net income	$356	$423	(16)
Basic earnings per share	$0.68	$0.76	(11)
Diluted earnings per share	$0.67	$0.76	(12)

Additions to property, plant and equipment (“PP&E”)
Wireless	$223	$218	2
Cable
Cable Operations	188	150	25
RBS	15	11	36
Video	-	-	n/m
	203	161	26
Media	10	8	25
Corporate	13	8	63
Total additions to PP&E	$449	$395	14

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) the closure of certain Video stores and other exit costs.

(4)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.

n/m: not meaningful.

Rogers Communications Inc.	4	First Quarter 2012

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

(In millions of dollars, except margin)	Three months ended March 31,
	2012	2011	% Chg

Operating revenue
Network revenue	$1,612	$1,615	-
Equipment sales	94	106	(11)
Total operating revenue	1,706	1,721	(1)

Operating expenses before the undernoted
Cost of equipment sales	324	302	7
Other operating expenses	645	629	3
	969	931	4
Adjusted operating profit(1)	737	790	(7)
Stock-based compensation expense(2)	(2)	(1)	100
Integration, restructuring and acquisition expenses(3)	(18)	-	n/m
Operating profit(1)	$717	$789	(9)

Adjusted operating profit margin as
% of network revenue(1)	45.7%	48.9%

Additions to PP&E	$223	$218	2

Data revenue included in network revenue	$627	$542	16

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base.

Summarized Wireless Subscriber Results

(Subscriber statistics in thousands, except ARPU, churn and usage)	Three months ended March 31,
	2012	2011	Chg

Postpaid
Gross additions	334	316	18
Net additions	47	45	2
Total postpaid retail subscribers	7,621	7,370	251
Monthly churn	1.26%	1.23%	0.03%
Average monthly revenue per user (“ARPU”)(1)	$67.39	$70.18	$(2.79)

Prepaid
Gross additions	154	181	(27)
Net losses	(72)	(10)	(62)
Total prepaid retail subscribers	1,689	1,642	47
Monthly churn	4.31%	3.85%	0.46%
ARPU(1)	$14.99	$14.32	$0.67

Blended ARPU(1)	$57.65	$59.91	$(2.26)
Blended average monthly minutes of usage	438	450	(12)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	5	First Quarter 2012

Wireless Subscribers and Network Revenue

For the three months ended March 31, 2012, Wireless activated and upgraded approximately 642,000 smartphones, compared to approximately 534,000 in the first quarter of 2011. This is the second highest number of smartphone activations in any quarter in Rogers’ history. The smartphones activated were predominantly iPhone, BlackBerry and Android devices, of which approximately 34% were for subscribers new to Wireless during the quarter. There were approximately 35% more iPhone subscribers activated and upgraded in the first quarter, versus in the same quarter of 2011, reflecting residual demand post the fourth quarter launch by Apple of the iPhone 4S for which Wireless experienced inventory shortages during the fourth quarter of 2011. The overall addition of smartphones increased the percentage of subscribers with smartphones to 60% of Wireless’ total postpaid subscriber base at March 31, 2012, compared to 45% as at March 31, 2011. These subscribers generally commit to new multi-year term contracts, typically generate ARPU nearly twice that of voice only subscribers, and churn at lower rates than voice only subscribers.

The year-over-year decrease in prepaid subscriber net additions for the quarter primarily reflects a combination of seasonal prepaid deactivation trends and an increase in the level of churn associated with heightened competitive intensity, particularly at the lower end of the wireless market where the prepaid product is most penetrated.

The relatively unchanged Wireless network revenue for the three months ended March 31, 2012 predominantly reflects the continued growth of Wireless’ postpaid subscriber base and the increased adoption and usage of wireless data services, offset by a decrease in voice ARPU in large part driven by the heightened competitive intensity.

For the three months ended March 31, 2012, wireless data revenue increased by approximately 16% from the corresponding period of 2011 to $627 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, wireless laptops and tablet devices, which drive increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. The slowing of the wireless data revenue growth rate from previous quarters primarily reflects a growing portion of new subscribers choosing new entry level data pricing plans, reductions in data roaming revenue related to outbound wireless data roaming value packages that were recently introduced, combined with the heightened level of competitive intensity. For the three months ended March 31, 2012, wireless data revenue represented approximately 39% of total network revenue, compared to approximately 34% in the corresponding period of 2011.

The year-over-year blended ARPU decreased by 3.8%, which reflects the decline in wireless voice revenues, partially offset by the growth in wireless data revenue. Driving this decline was a 11.5% decrease in the wireless voice component of blended ARPU, which was primarily due to the heightened level of competitive intensity in the wireless voice services market, and was partially offset by a 11.5% increase in wireless data ARPU.

Wireless Equipment Sales

The decrease in revenue from equipment sales for the three months ended March 31, 2012, including activation fees and net of equipment subsidies, versus the corresponding period of 2011, primarily reflects increased wireless device subsidies driven by heightened competitive intensity.

Rogers Communications Inc.	6	First Quarter 2012

Wireless Operating Expenses

(In millions of dollars)	Three months ended March 31,
	2012	2011	% Chg

Operating expenses
Cost of equipment sales	$324	$302	7
Other operating expenses	645	629	3
Operating expenses before the undernoted	969	931	4
Stock-based compensation expense(1)	2	1	100
Integration, restructuring and acquisition expenses(2)	18	-	n/m
Total operating expenses	$989	$932	6

(1)	See the section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base.

The increase in cost of equipment sales for the three months ended March 31, 2012, compared to the corresponding period of 2011, was the result of an increased number of iPhone and other smartphones sales to new customers and upgrades for existing customers. During the first quarter of 2012, we activated and upgraded 35% more iPhones and 20% more smartphones overall than in the same period last year.

Total retention spending, including subsidies on handset upgrades, was $208 million in the three months ended March 31, 2012, compared to $186 million in the corresponding period of 2011. The increase for the three month period primarily reflects a higher volume of smartphone upgrade activity by existing subscribers than during the prior year period.

The modest year-over-year increase in other operating expenses for the three months ended March 31, 2012 excluding retention spending discussed above, was driven by higher customer care and network costs associated with a larger postpaid subscriber base. These increases were partially offset by reductions in cost of service and efficiency gains resulting from cost reduction initiatives across various functions. Wireless continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Wireless Adjusted Operating Profit

The 7% year-over-year decrease in adjusted operating profit and the 45.7% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended March 31, 2012 primarily reflects the increase in equipment costs associated with the high volume of smartphone upgrades and activations as discussed above combined with the slowing of network revenue growth.

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

(In millions of dollars)	Three months ended March 31,
	2012	2011	% Chg

Additions to PP&E
Capacity	$145	$128	13
Quality	36	34	6
Network - other	2	11	(82)
Information technology and other	40	45	(11)
Total additions to PP&E	$223	$218	2

Rogers Communications Inc.	7	First Quarter 2012

Wireless PP&E additions can be categorized as spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our LTE and HSPA+ networks. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Quality also includes test and monitoring equipment and operating support system activities. Investments in Network – other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

Wireless PP&E additions increased for the three months ending March 31, 2012 due to our LTE investments in the quarter, which were offset by lower investments due to timing of spend on HSPA capacity initiatives. LTE services were launched in Calgary, Halifax and St. John’s in the quarter with plans to bring LTE services to the top 25 markets by the end of the year. The launch of the Rogers One Number service in the quarter contributed to the lower spend in the Network – other category with the development work on this new service occurring in the prior year. Information technology investments in the quarter were lower compared to the previous year due to timing of spend on our customer billing systems and platforms for new services.

Rogers Communications Inc.	8	First Quarter 2012

CABLE

Summarized Cable Financial Results

(In millions of dollars, except margin)	Three months ended March 31,
	2012	2011	% Chg

Operating revenue
Cable Operations(1)	$825	$813	1
RBS	87	116	(25)
Video	11	24	(54)
Total operating revenue	923	953	(3)

Adjusted operating profit (loss) before the undernoted
Cable Operations(1)	378	382	(1)
RBS	18	26	(31)
Video	(3)	(7)	57
Adjusted operating profit(2)	393	401	(2)
Stock-based compensation expense(3)	(1)	(1)	-
Integration, restructuring and acquisition expenses(4)	(38)	(8)	n/m
Operating profit(2)	$354	$392	(10)

Adjusted operating profit (loss) margin(2)
Cable Operations(1)	45.8%	47.0%
RBS	20.7%	22.4%
Video	(27.3% )	(29.2% )

Additions to PP&E
Cable Operations(1)	$188	$150	25
RBS	15	11	36
Video	-	-	n/m
Total additions to PP&E	$203	$161	26

(1)	Cable Operations segment includes Cable Television, Internet and Home Phone services.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)

Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base; (ii) acquisition transaction costs incurred and the integration of acquired businesses; and (iii) the closure of certain Video stores and lease exit costs.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	9	First Quarter 2012

CABLE OPERATIONS

Summarized Financial Results

(In millions of dollars, except margin)	Three months ended March 31,
	2012	2011	% Chg

Operating revenue
Cable Television	$468	$468	-
Internet	241	224	8
Home Phone	116	121	(4)
Total Cable Operations operating revenue	825	813	1

Operating expenses before the undernoted
Cost of equipment sales	3	6	(50)
Other operating expenses	444	425	4
	447	431	4
Adjusted operating profit(1)	378	382	(1)
Stock-based compensation expense(2)	(1)	(1)	-
Integration, restructuring and acquisition expenses(3)	(14)	-	n/m
Operating profit(1)	$363	$381	(5)

Adjusted operating profit margin(1)	45.8%	47.0%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severance costs resulting from the targeted restructuring of our employee base.

Rogers Communications Inc.	10	First Quarter 2012

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2012	2011	Chg

Cable homes passed(1)	3,764	3,734	30

Television
Net losses	(21)	(8)	(13)
Total television subscribers(1)	2,276	2,303	(27)

Digital cable
Households, net additions (losses)	(1)	5	(6)
Total digital cable households(1)	1,776	1,743	33

Cable high-speed Internet
Net additions	13	8	5
Total cable high-speed Internet subscribers(1)	1,806	1,698	108

Cable telephony lines
Net additions and migrations	1	7	(6)
Total cable telephony lines(1)	1,053	1,014	39

Total cable service units(2)
Net additions (losses)	(7)	7	(14)
Total cable service units	5,135	5,015	120

Circuit-switched lines
Net losses and migrations to cable telephony platform	-	(6)	6
Total circuit-switched lines(3)	-	28	(28)

(1)

On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households, 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from our acquisition of Compton. These subscribers are not included in net additions, but are included in the ending total balance for the three months ended March 31, 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000 for the three months ended March 31, 2011.

(2)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(3)

Approximately 12,000 circuit-switched lines were migrated during the three months ended March 31, 2011, of which 9,000 were migrated to a third party reseller under the terms of an agreement to sell the remaining circuit-switched telephone business and 3,000 were migrated to RBS. These migrations are not included in net losses and migrations, but are included in the ending total balance for the three months ended March 31, 2011.

Cable Television Revenue

Cable Television revenue was flat for the three months ended March 31, 2012, compared to the corresponding period of 2011, reflecting pricing changes made in March 2012, together with a continued increase in penetration of our digital cable product offerings and greater usage of on-demand and pay-per-view services. These increases were offset by the impact of promotional and retention pricing activity associated with heightened competitive activity principally related to the widened availability of aggressively priced IPTV offerings and basic cable subscriber losses.

Our digital cable subscriber base grew by 2% and represented 78% of our total television subscriber base as at March 31, 2012, compared to 76% as at March 31, 2011. Increased demand from subscribers for the larger selection of digital content, video on-demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and Cable Television revenue.

In the first quarter of 2012, Cable began an initiative to convert many of the remaining analog cable customer outlets onto its digital cable platform during 2012 and 2013. This migration will enable the reclamation of significant amounts of network capacity as well as reduce network operating and maintenance costs going forward. The migration will entail incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Rogers Communications Inc.	11	First Quarter 2012

Cable Internet Revenue

The year-over-year increase in Internet revenue for the three months ended March 31, 2012 reflects the increase in the Internet subscriber base, combined with Internet service pricing changes made over the previous twelve months. Also impacting the increase is a general movement by subscribers towards higher end tiers and the timing of promotional programs, partially offset by the impact of promotional and retention pricing activity associated with heightened competitive activity.

With the high-speed Internet customer-base at approximately 1.8 million subscribers, Internet penetration is approximately 48% of the homes passed by our cable networks and 79% of our television subscriber base, as at March 31, 2012.

Home Phone Revenue

The year-over-year decrease in Home Phone revenue for the three months ended March 31, 2012, reflects the declines in revenue associated with exiting the legacy circuit-switched telephony base that Cable divested last year, partially offset by the increase in the cable telephony Home Phone customer base.

Excluding the impact of exiting the circuit-switched telephony business that Cable divested in the fourth quarter of 2011, the year-over-year revenue growth for Home Phone for the three months ended March 31, 2012 would have been 2%. The revenue associated with the divested residential circuit-switched telephony business totalled approximately $7 million for the three months ended March 31, 2011.

Cable telephony Home Phone lines in service grew 4% from March 31, 2011 to March 31, 2012. At March 31, 2012, cable telephony lines represented 28% of the homes passed by our cable networks and 46% of television subscribers.

Cable Operations Operating Expenses

Cable Operations’ operating expenses increased for the three months ended March 31, 2012, compared to the corresponding period of 2011, due to incremental sales and retention costs, higher distribution costs related to higher allocations from Rogers-owned retail points of presence, increased activity-driven costs as a result of modestly increased customer churn, and costs associated with the analog to digital subscriber conversion, partially offset by cost reductions and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The modest year-over-year decline in adjusted operating profit was primarily the result of the revenue and cost changes described above, with the associated adjusted operating profit margin of 45.8% for the three months ended March 31, 2012 declining from 47.0% in the corresponding period of 2011.

Rogers Communications Inc.	12	First Quarter 2012

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2012	2011	% Chg

Operating revenue	$87	$116	(25)

Operating expenses before the undernoted	69	90	(23)
Adjusted operating profit(1)	18	26	(31)
Integration, restructuring and acquisition expenses(2)	(2)	(1)	100
Operating profit(1)	$16	$25	(36)

Adjusted operating profit margin(1)	20.7%	22.4%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

RBS Revenue

The decrease in RBS revenue for the three months ended March 31, 2012 primarily reflects the planned decline in certain categories of the lower margin legacy business, partially offset by the growth in next generation IP and other on-net services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities, utilizing both the acquired Atria and Blink networks and Cable’s existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. Revenue from the lower margin off-net legacy business, which includes long-distance, local and certain legacy data services, continues to decline and was down 38% for the quarter compared to the first quarter of 2011. In comparison, revenue from the higher margin next generation business was up 8% for the quarter, or 19% excluding high margin non-recurring revenue from a certain customer contract during the first quarter of 2011.

RBS Operating Expenses

The decrease in operating expenses for the three months ended March 31, 2012, compared to the corresponding period of 2011, reflects the planned decrease in legacy services related costs due to lower volumes and subscriber levels and permanent cost reductions resulting from a 2011 restructuring of the employee base, partially offset by increases in sales and marketing expenses related to next generation IP and other on-net services.

RBS Adjusted Operating Profit

The year-over-year decline in adjusted operating profit reflects declines in revenue due to RBS’ planned exit of the lower margin legacy business to focus on growing its on-net next generation data revenue. Excluding high margin non-recurring revenue from a certain customer contract during the first quarter of 2011, RBS’ adjusted operating profit margin increased to 20.7% from 20.1%.

Rogers Communications Inc.	13	First Quarter 2012

VIDEO

Summarized Financial Results

	(0000.	(0000.	(0000.
	Three months ended March 31,
(In millions of dollars, except margin)	2012	2011	% Chg

Operating revenue	$11	$24	(54)

Operating expenses before the undernoted	14	31	(55)
Adjusted operating loss(1)	(3)	(7)	57
Integration, restructuring and acquisition expenses(2)	(22)	(7)	n/m
Operating loss(1)	$(25)	$(14)	(79)

Adjusted operating loss margin(1)	(27.3% )	(29.2% )

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	Costs relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) the closure of certain Video stores and lease exit costs.

The results of the Video segment include our video and game sale and rental business. Coinciding with changing market conditions and customer behaviours, the Company expects there will be no video sales and rentals in our retail stores by the end of the second quarter of 2012. These Rogers stores will continue to serve all of our customers’ wireless and cable needs.

Cable Additions to PP&E

Cable additions to PP&E are classified into the following categories:

	(0000.	(0000.	(0000.
	Three months ended March 31,
(In millions of dollars)	2012	2011	% Chg

Additions to PP&E
Customer premise equipment	$77	$46	67
Scalable infrastructure	54	60	(10)
Line extensions	12	9	33
Upgrades and rebuild	-	1	n/m
Support capital	45	34	32
Total Cable Operations	188	150	25
RBS	15	11	36
Video	-	-	n/m
Total additions to PP&E	$203	$161	26

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Rogers Communications Inc.	14	First Quarter 2012

Additions to Cable Operations PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added.

The increase in Cable Operations PP&E additions for the three months ended March 31, 2012, compared to the corresponding period of 2011, was largely driven by increased CPE attributable to higher volumes and associated rate for DOCSIS 3 gateways, higher volumes of set top boxes related to Nextbox 2.0 and our analog to digital subscriber migration activities. Network investments in scalable infrastructure and line extensions combined have decreased compared to the comparative quarter of 2011 due to higher capacity investments on the Video platform in the prior year. Support capital investments that contributed to the increase relate to timing of spend on projects related to platforms for new services and customer billing systems.

The increase in RBS PP&E additions for the three months ended March 31, 2012, compared to the corresponding period of 2011, resulted from the timing of expenditures on customer specific network expansions and support capital.

Rogers Communications Inc.	15	First Quarter 2012

MEDIA

Summarized Media Financial Results

(In millions of dollars, except margin)	Three months ended March 31,
	2012	2011	% Chg

Operating revenue	$354	$339	4

Operating expenses before the undernoted	368	349	5
Adjusted operating loss(1)	(14)	(10)	(40)
Stock-based compensation expense(2)	(1)	(2)	(50)
Integration, restructuring and acquisition expenses(3)	(6)	(3)	100
Operating loss(1)	$(21)	$(15)	(40)

Adjusted operating loss margin(1)	(4.0% )	(2.9% )

Additions to PP&E	$10	$8	25

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.

Media Revenue

The increase in Media’s revenue for the three months ended March 31, 2012 compared to the corresponding period of 2011 was mainly the result of an increase in subscriber fees generated from Sportsnet and advertising sales across the portfolio. For the three months ended March 31, 2012, Sports Entertainment, Sportsnet, The Shopping Channel, Television, Radio and Publishing (adjusting for the disposition of a portion of the business publishing portfolio), all contributed to the growth in revenue. While the first quarter is seasonally one of the slowest of each year for Media, the first quarter ended March 31, 2012 experienced a weaker than expected ad market which suppressed growth.

Media Operating Expenses

Media’s operating expenses increased for the three months ended March 31, 2012, compared to the corresponding period of 2011, primarily due to an increase in planned program related spending in the Television division. Such spending is related to the launch of new channels including CityNews and FX Canada, as well as investments in new programming and initiatives for Citytv. Media was able to offset a portion of the impact of the softer than expected ad market during the quarter with cost controls.

Media Adjusted Operating Loss

The increase in Media’s adjusted operating loss for the three months ended March 31, 2012, compared to the corresponding period of 2011, primarily reflects the revenue and expense changes discussed above.

Media Additions to PP&E

Media’s PP&E additions during the three months ended March 31, 2012 increased from the corresponding period in 2011 primarily due to capital expenditures relating to infrastructure upgrades for Sportsnet and Sports Entertainment.

Rogers Communications Inc.	16	First Quarter 2012

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under IFRS to the non-GAAP measures operating profit and adjusted operating profit for the period. See the section entitled “Reconciliation of Financial Measures” for a full reconciliation to adjusted operating profit, adjusted net income, adjusted earnings per share and free cash flow.

Net Income and Earnings Per Share

	Three months ended March 31,
(In millions of dollars)	2012	2011	% Chg

Net income	$305	$335	(9)
Income tax expense	101	125	(19)
Other expense (income)(1)	(8)	(5)	60
Finance costs:
Interest on long-term debt	167	165	1
Loss on repayment of long-term debt	-	99	n/m
Foreign exchange loss (gain)	(6)	(9)	(33)
Change in fair value of derivative instruments	7	14	(50)
Capitalized interest	(10)	(3)	n/m
Amortization of deferred transaction costs	2	2	-
Operating income	558	723	(23)
Depreciation and amortization	463	418	11
Operating profit	1,021	1,141	(11)
Stock-based compensation expense	6	8	(25)
Integration, restructuring and acquisition expenses	64	11	n/m
Adjusted operating profit	$1,091	$1,160	(6)

(1)	Other income includes share of the income in associates and joint ventures accounted for using the equity method, net of tax and other investment income.

We recorded net income of $305 million for the three months ended March 31, 2012, basic earnings per share of $0.58 and diluted earnings per share of $0.57, compared to net income of $335 million, and basic earnings and diluted earnings per share of $0.60 in the corresponding period of 2011.

On an adjusted basis, we recorded net income of $356 million for the three months ended March 31, 2012, basic earnings per share of $0.68 and diluted earnings per share of $0.67, compared to adjusted net income of $423 million, and basic and diluted adjusted earnings per share of $0.76 in the corresponding period of 2011.

Income Tax Expense

Our effective income tax rate for the three months ended March 31, 2012 was 24.9%. This rate differed from the 2012 statutory income tax rate of 26.2% primarily due to amounts included in income that are not subject to tax.

We expect to utilize substantially all of our remaining non-capital income tax loss carryforwards in 2012. In addition, as previously announced in our annual financial guidance in February, the 2011 legislative changes to eliminate the deferral of partnership income are expected to accelerate our total cash tax payments. We estimate that the payment of approximately $700 million of previously expensed deferred taxes will now be accelerated and paid over a five year period commencing in 2012 at 15% in 2012, 20% in each of 2013 through 2015, and 25% in 2016. For these reasons, our 2012 cash income tax payments will increase significantly from the $99 million we paid in 2011. While both the depletion of loss carryforwards and the elimination of the partnership deferral impact the timing of cash tax payments, they are not expected to materially affect our income tax expense for accounting purposes.

Rogers Communications Inc.	17	First Quarter 2012

	Three months ended March 31,
(In millions of dollars, except tax rate)	2012	2011

Statutory income tax rate	26.2%	28.0%

Income before income taxes	$ 406	$ 460

Computed income tax expense	$ 106	$ 129
Increase (decrease) in income taxes resulting from:
Effect of tax rate changes	2	(13)
Other items	(7)	9
Income tax expense	$ 101	$ 125
Effective income tax rate	24.9%	27.2%

Interest on Long-Term Debt

The nominal increase in interest expense for the three months ended March 31, 2012, compared to the corresponding period of 2011, including the impact of cross-currency interest rate exchange agreements (“Debt Derivatives”), primarily reflects an increase in the amount of debt, substantially offset by a decrease in the weighted-average interest rate on long-term debt at March 31, 2012 compared to March 31, 2011. See the section entitled “Overview of Liquidity, Financing, and Share Capital Activities”.

Loss on Repayment of Long-Term Debt

During the three months ended March 31, 2012, there were no losses on repayment of long-term debt. During the three months ended March 31, 2011, we recorded a loss on repayment of long-term debt of $99 million related to the redemption of two public debt issues.

Foreign Exchange Loss (Gain)

During the three months ended March 31, 2012, the Canadian dollar strengthened by 2.0 cents versus the U.S. dollar resulting in a foreign exchange gain of $6 million, primarily related to the US$350 million Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes. During the three months ended March 31, 2011, the Canadian dollar strengthened by 2.5 cents versus the U.S. dollar, resulting in a foreign exchange gain of $9 million, also primarily related to the US$350 million Senior Notes due 2038. Much of this gain is offset by the coincident change in the fair value of our Derivative Instruments as discussed below.

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments expense in the three months ended March 31, 2012 was primarily the result of (i) a non-cash loss on the fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes and (ii) a non-cash loss pertaining to an estimate of the relative hedge ineffectiveness of Debt Derivatives which have been designated as hedges for accounting purposes. We have recorded the fair value of our Debt Derivatives using an estimated credit-adjusted mark-to-market valuation. Much of this change in the fair value of our Derivative Instruments is offset by the foreign exchange gain discussed above. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Operating Income

The decrease in our operating income in the three months ended March 31, 2012, compared to the corresponding period of 2011, reflects a decrease in revenue of $33 million and the growth in expenses of $132 million. See the section above entitled “Segment Review” for a detailed discussion of respective segment results.

Rogers Communications Inc.	18	First Quarter 2012

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended March 31, 2012, compared to the corresponding period of 2011, reflects an increase in depreciation on PP&E and is largely related to information technology systems available for use in the second half of the prior year, the acceleration of depreciation on certain network transmission assets and the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities throughout 2011.

Stock-based Compensation

A summary of stock-based compensation expense is as follows:

	Three months ended March 31,
(In millions of dollars)	2012	2011

Wireless	$2	$1
Cable	1	1
Media	1	2
Corporate	2	4
	$6	$8

At March 31, 2012, we had a liability of $155 million, compared to a liability of $179 million at March 31, 2011, related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units. In the three months ended March 31, 2012, $44 million, as compared to $10 million for the corresponding period of 2011, was paid to holders of restricted share units, deferred share units, and upon exercise of stock options using a cash settlement feature. The expense in a given period, which is included in operating costs under employee salaries and benefits, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the fair value of the underlying options and units each reporting period.

Integration, Restructuring and Acquisition Expenses

During the three months ended March 31, 2012, we incurred $64 million of integration, restructuring and acquisition expenses to improve our cost structure related to (i) severance costs associated with the targeted restructuring of our employee base ($43 million) and (ii) the closure of certain Rogers Video stores ($21 million). During the three months ended March 31, 2011, we incurred $11 million of integration, restructuring and acquisition expenses to improve our cost structure related to (i) acquisition transaction costs incurred and integration of acquired business ($4 million) and (ii) the closure of certain Rogers Video stores ($7 million).

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless, Cable, and Media decreased modestly for the three months ended March 31, 2012, compared to the three months ended March 31, 2011. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended March 31, 2012, consolidated adjusted operating profit decreased to $1,091 million, compared to $1,160 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended March 31, 2012 and March 31, 2011, respectively, excludes (i) stock-based compensation expense of $6 million and $8 million and (ii) integration, restructuring and acquisition expenses of $64 million and $11 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Reconciliation of Financial Measures” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	19	First Quarter 2012

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three months ended March 31, 2012, cash generated from operations before changes in non-cash operating working capital, interest paid and income taxes paid, which is calculated by removing the effect of all non-cash items from net income, decreased to $1,045 million from $1,176 million in the corresponding period of 2011.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended March 31, 2012, cash generated from operations was $528 million, compared to $718 million in the corresponding period of 2011. The $190 million decrease is primarily the result of a $69 million decrease in adjusted operating profit, a $69 million increase in income taxes paid, a $23 million increase in interest paid and a $53 million increase in integration, restructuring and acquisition costs, partially offset by a $33 million decrease in non-cash operating working capital items. Significant operating, investing and financing cash inflows generated or raised in the three months ended March 31, 2012 aggregated approximately $768 million, comprising the cash generated from operations together with $240 million net advances borrowed under the bank credit facility during the first quarter.

Significant investing and financing cash outflows during the three months ended March 31, 2012 totalled approximately $755 million, the details of which include the following:

•	additions to PP&E of $544 million, including $95 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $187 million on our Class A Voting and Class B Non-Voting shares; and

•	payments for program rights and other net investments of $24 million.

Taking into account the opening bank advances of $57 million at the beginning of the period and the generation and uses of funds described above, the bank advances at March 31, 2012 were $44 million.

Financing

Our long-term debt instruments and related derivatives are described in Note 17 and Note 18 to the 2011 Annual Audited Consolidated Financial Statements.

At March 31, 2012, $490 million of debt was borrowed under our $2.4 billion bank credit facility.

Normal Course Issuer Bid

In February 2012, we announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by RCI of our intention to renew our NCIB for a further one year period commencing February 24, 2012 and ending February 23, 2013 and that, during such one year period, we may purchase on the TSX up to the lesser of 36.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion, with the actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases to be determined by RCI considering market conditions, stock prices, its cash position, and other factors. Any purchase made pursuant to the NCIB will be effected through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems.

During the three months ended March 31, 2012, no Class B Non-Voting shares were purchased for cancellation under the NCIB.

Rogers Communications Inc.	20	First Quarter 2012

Interest Rate and Foreign Exchange Management

Foreign Currency Forward Contracts

As at March 31, 2012, U.S. $560 million of foreign currency forward contracts used to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”) remained outstanding. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average exchange rate of Cdn $0.9643/U.S. $1 to July 2014. An aggregate U.S. $60 million of the Expenditure Derivatives were settled in the quarter for Cdn $58 million.

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Debt Derivatives hedging our U.S. dollar-denominated debt, whether or not they qualify as hedges for accounting purposes, since all such Debt Derivatives are used for risk-management purposes only and are designated as hedges of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Debt Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three months ended March 31, 2012, there was no change in our U.S. dollar-denominated debt or in our Debt Derivatives. At March 31, 2012, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Debt Derivatives hedging our U.S. $350 million Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Hedged Debt Position

(In millions of dollars, except percentages)	March 31, 2012		March 31, 2011

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$4,230
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$4,230
Hedged exchange rate		1.1340		1.1340
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$10,837	Cdn	$10,497
Total long-term debt at fixed rates	Cdn	$10,347	Cdn	$10,347
Percent of long-term debt fixed		95.5%		98.6%

Weighted average interest rate on long-term debt		6.12%		6.26%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on March 31, 2012 and March 31, 2011, RCI accounted for 91.7% of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on March 31, 2012, 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Debt Derivatives and our Expenditure Derivatives (together our “Derivatives”) using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Rogers Communications Inc.	21	First Quarter 2012

The effect of estimating the credit-adjusted fair value of Derivatives at March 31, 2012, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at March 31, 2012, the credit-adjusted estimated net liability value of our Debt Derivatives was $541 million, which is $2 million more than the unadjusted risk-free mark-to-market net liability value. The credit-adjusted estimated net asset value of our Expenditure Derivatives was $25 million, which is the same value as the unadjusted risk-free mark-to-market net asset value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset (liability) position (A + B)

Debt Derivatives
Mark-to-market value - risk-free analysis(1)	$28	$(567)	$(539)
Mark-to-market value - credit-adjusted estimate (carrying value)	24	(565)	(541)
Difference, Debt Derivatives	(4)	2	(2)

Expenditure Derivatives
Mark-to-market value - risk-free analysis(1)	25	-	25
Mark-to-market value - credit-adjusted estimate (carrying value)	25	-	25

Difference, Expenditure Derivatives	-	-	-

Total Difference	$(4)	$2	$(2)

(1)	Represents mark-to-market value of Derivatives before any credit risk adjustments. See the section entitled “Long-term Debt Plus Net Derivative Liabilities”.

At March 31, 2012, further details of the derivative instruments net liability are as follows:

(In millions of dollars)	U.S $ notional	Exchange rate	Cdn. $ notional	Unadjusted mark-to- market value on a risk free basis(1)	Estimated fair value, being carrying amount on a credit risk adjusted basis
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,500	1.0252	$1,538	$27	$23
As liabilities	2,380	1.2186	2,900	(567)	(565)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	1	1
Net mark-to-market liability Debt Derivatives				(539)	(541)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	560	0.9643	540	25	25

Total				$(514)	$(516)

Less net current liability portion					$(39)
Net long-term liability portion					$(477)

(1)	Represents mark-to-market value of Derivatives before any credit risk adjustments. See the section entitled “Long-term Debt Plus Net Derivative Liabilities”.

Rogers Communications Inc.	22	First Quarter 2012

Long-term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivatives liabilities at the unadjusted risk-free mark-to-market value is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	March 31, 2012	March 31, 2011

Long-term debt(1)	$10,259	$9,801
Net derivative liabilities for Debt Derivatives at the unadjusted risk-free mark-to-market value(2)(3)	$539	$708
Total	$10,798	$10,509

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.
(3)	Represents mark-to-market value of Derivatives before any credit risk adjustments.

We believe that the non-GAAP financial measure of long-term debt plus net Debt Derivative liabilities related to our Debt Derivatives at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under IFRS.

Outstanding Common Share Data

Set out below is our outstanding common share data as at March 31, 2012 and at March 31, 2011.

	March 31, 2012	March 31, 2011
Common shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	412,413,138	434,090,594
Total Common shares	524,875,152	546,552,608

Options to purchase Class B Non-Voting shares

Outstanding options	10,257,906	12,621,972
Outstanding options exercisable	5,211,064	7,257,008

(1)

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Rogers Communications Inc.	23	First Quarter 2012

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207

In February 2012, the Board approved an increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

At the same time, in February 2012, the Board declared a quarterly dividend totaling $0.395 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 2, 2012, to shareholders of record on March 19, 2012, and the first quarterly dividend to reflect the newly increased $1.58 per share annualized dividend rate.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2011 Annual MD&A, and are further discussed in Notes 17, 18 and 25 of our 2011 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2011.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2011 Annual MD&A. Significant developments regarding those regulations since our 2011 Annual MD&A, which was current as of February 21, 2012, are as follows:

Consultation on a Policy and Technical Framework for the 700 MHz Band and Aspects Related to Commercial Mobile Spectrum

In March 2012, the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”) released its Policy and Technical framework for the auction of spectrum in the 700 MHz and 2500-2690 MHz spectrum bands. Key aspects of the Policy regarding 700MHz spectrum are:

•

Industry Canada did not establish a set-aside like it did in the 2008 spectrum auction and instead adopted an auction cap. There are 4 blocks of spectrum that are considered “prime”. Large carriers are restricted to a single block of “prime” spectrum while all other carriers are held to two such blocks. Rogers, Bell and Telus will be considered large carriers nationally while Sasktel and MTS will be considered such in Saskatchewan and Manitoba, respectively.

•	Bidders designated as associated entities are not allowed to bid separately in the auction. The definition of associated entities will be determined in an upcoming consultation.

•

To encourage rural deployments, single carriers who win two paired blocks, or two carriers who share their two paired blocks, are required to use their 700 MHz spectrum to provide coverage to 90% of their HSPA territory within 5 years and 97% within 7 years. Industry Canada will also draft general roll-out requirements under their next consultation.

•	Industry Canada will use Tier 2 licence areas, which consists of 14 large service areas covering all of Canada and generally are the same size as individual provinces.

Rogers Communications Inc.	24	First Quarter 2012

•	The auction is expected to occur in the first half of 2013.

Key aspects of the Policy regarding 2500-2690 MHz spectrum are:

•

Industry Canada adopted a spectrum cap (not an auction cap like in the 700 MHz auction). No carrier participating in the auction may possess more than 40 MHz of 2500-2690 MHz spectrum. Rogers is grandfathered in our holdings in those situations where we already hold more than 40 MHz of this spectrum. We will not be required to return spectrum.

•	The status of associated entities will be decided in an upcoming consultation.

•	There is no special roll-out requirement for 2500 MHz. A general roll-out rule will be determined in the next consultation.

•	The auction is expected to occur in early 2014.

Industry Canada also began a consultation on mandatory roaming and tower sharing. It currently makes the following proposals:

•	Industry Canada proposes expanding mandatory roaming. Any licensee can ask any other licensee to roam on their network whether they have spectrum in territory or not. The duration is indefinite.

•	Industry Canada proposes to keep the current seamless handover rules and not require seamless handover.

•	Rates would be determined by commercial negotiations.

•	Parties would be able to refer negotiation failures to arbitration after 60 days instead of 90.

Restrictions on Non-Canadian Ownership and Control

In March 2012, Industry Canada announced its intention to amend the Telecommunications Act (Canada) (the “Telecommunications Act”) to exempt telecommunications companies with less than 10 percent of total telecommunications Canadian market revenue from foreign investment restrictions under that Act. Companies that are successful in growing their market shares in excess of 10 percent of total Canadian telecommunications market revenues other than by way of merger or acquisitions will continue to be exempt from the restrictions. Restrictions on foreign ownership under the Broadcasting Act (Canada) would remain for all companies with broadcasting distribution activities.

Proposed Legislation Affecting Wireless Billing and Contracts in Ontario

In April 2012, the Ontario government announced that it is introducing legislation addressing wireless bills and contracts. The proposed legislation, which would affect new contracts, would take effect six months after being passed. It would also cover existing agreements that are amended, renewed or extended after that date. The legislation seeks to have contracts written in plain language and spell out which services come with the basic fee, and which would result in a higher bill. It would also require providers to obtain consent in writing before they renew or amend a contract. The legislation also seeks a cap on the cost of cancelling a fixed-term contract that would vary depending on the circumstances of the contract.

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2011 Annual MD&A, which was current as of February 21, 2012, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

Consultation on a Policy and Technical Framework for the 700 MHz Band and Aspects Related to Commercial Mobile Spectrum

Industry Canada’s recently released Policy and Technical framework for the auction of spectrum in the 700 MHz and 2500-2690 MHz spectrum bands described above may impair Rogers’ ability to acquire the necessary spectrum to compete effectively in the wireless broadband market against Bell Canada and TELUS who have a shared network.

Rogers Communications Inc.	25	First Quarter 2012

Review of Telecommunications Foreign Ownership Restrictions

Industry Canada’s proposed amendment to the Telecommunications Act to exempt telecommunications companies with less than 10 percent of total Canadian telecommunications market revenue from foreign investment restrictions under that Act will enable foreign firms to acquire and substantially invest in new wireless entrants. Any such activity could provide greater competition to Wireless.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2011 Annual MD&A and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses;

•	Cost of equipment sales;

•	Stock-based compensation expenses (recovery);

•	Integration, restructuring and acquisition expenses;

•	Operating profit or loss;

•	Adjusted operating profit or loss;

•	Adjusted net income;

•	Adjusted operating profit or loss margin;

•	Free cash flow;

•	Additions to PP&E; and

•	Long-term debt plus net derivative liabilities (assets).

Certain of the key performance indicators listed above are non-GAAP measures and are reconciled in the “Reconciliation of Financial Measures” section of this MD&A.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three months ended March 31, 2012 and March 31, 2011, total amounts paid by us to these related parties, directly or indirectly, were $10 million and $8 million, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage. We have entered into certain transactions with our controlling shareholder and companies controlled by that controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months ended March 31, 2012 and March 31, 2011 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2011 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2011 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2012 there were no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2011 Annual MD&A.

Rogers Communications Inc.	26	First Quarter 2012

NEW ACCOUNTING STANDARDS

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The company has assessed the impact of this amendment and there is no impact on its consolidated financial statements.

Recent Accounting Pronouncements

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Unless otherwise indicated, the following accounting pronouncements are required to be applied beginning on or after January 1, 2013. Refer to our 2011 Annual Report for a brief description of each accounting pronouncement. The Company is assessing the impact of the following accounting pronouncements on its consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

•	IAS 1, Presentation of Financial Statements (amended 2011)

•	IAS 19, Employee Benefits (amended 2011)

•	IAS 27, Separate Financial Statements (amended 2011)

•	IAS 28, Investments in Associates and Joint Ventures (amended 2011)

•	IAS 32, Financial Instrument: Presentation (amended 2011), effective January 1, 2014

•	IFRS 9, Financial Instruments, effective January 1, 2015

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2011 Annual MD&A.

2012 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2012 annual consolidated guidance ranges which we provided on February 22, 2012. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	27	First Quarter 2012

RECONCILIATION OF FINANCIAL MEASURES

Calculation of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

The ‘Adjusted’ amounts presented below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘Adjusted’ amounts are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. The ‘Adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net) and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt and the related income tax impact of the above amounts.

(In millions of dollars, except per share amounts;	Three months ended March 31,
number of shares outstanding in millions)	2012	2011

Operating income	$558	$723
Add:
Depreciation and amortization	463	418
Operating profit	$1,021	$1,141
Add (deduct):
Stock-based compensation expense	6	8
Integration, restructuring and acquisition expenses	64	11
Adjusted operating profit	$1,091	$1,160

Net income	$305	$335
Add (deduct):
Stock-based compensation expense	6	8
Integration, restructuring and acquisition expenses	64	11
Loss on repayment of long-term debt	-	99
Income tax impact of above items	(19)	(30)
Adjusted net income	$356	$423

Adjusted basic earnings per share:
Adjusted net income	$356	$423
Divided by: weighted average number of shares outstanding	525	554
Adjusted basic earnings per share	$0.68	$0.76

Adjusted diluted earnings per share:
Adjusted net income	$356	$423
Divided by: diluted weighted average number of shares outstanding	528	557
Adjusted diluted earnings per share	$0.67	$0.76

Basic earnings per share:
Net income	$305	$335
Divided by: weighted average number of shares outstanding	525	554
Basic earnings per share	$0.58	$0.60

Diluted earnings per share:
Net income	$305	$335
Effect on net income of dilutive securities	(2)	-
Diluted net income	$303	$335
Divided by: diluted weighted average number of shares outstanding	528	557
Diluted earnings per share	$0.57	$0.60

Calculation of Free Cash Flow

Adjusted operating profit	$1,091	$1,160
Add (deduct):
PP&E expenditures	(449)	(395)
Interest on long-term debt, net of capitalization	(157)	(162)
Pre-tax free cash flow	485	603
Cash income taxes	(72)	(3)
After-tax free cash flow	$413	$600

Rogers Communications Inc.	28	First Quarter 2012

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	IFRS
	2012	2011				2010
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenue
Wireless	$1,706	$1,826	$1,832	$1,759	$1,721	$1,788	$1,816	$1,707
Cable	923	953	940	950	953	954	946	943
Media	354	428	407	437	339	416	369	386
Corporate items and eliminations	(29)	(30)	(30)	(31)	(26)	(20)	(20)	(19)
Total operating revenue	2,954	3,177	3,149	3,115	2,987	3,138	3,111	3,017
Adjusted operating profit (loss)(1)
Wireless	737	670	815	761	790	704	821	819
Cable	393	416	379	416	401	364	373	343
Media	(14)	44	55	91	(10)	24	40	62
Corporate items and eliminations	(25)	(36)	(29)	(26)	(21)	(28)	(16)	(30)
Adjusted operating profit(1)	1,091	1,094	1,220	1,242	1,160	1,064	1,218	1,194
Stock-based compensation (expense) recovery	(6)	(34)	19	(41)	(8)	26	(41)	(9)
Settlement of pension obligations	-	-	-	(11)	-	-	-	-
Integration, restructuring and acquisition expenses	(64)	(23)	(17)	(19)	(11)	(22)	(8)	(8)
Other items, net	-	-	-	-	-	5	(4)	-
Operating profit(1)	1,021	1,037	1,222	1,171	1,141	1,073	1,165	1,177
Depreciation and amortization	(463)	(454)	(427)	(444)	(418)	(429)	(399)	(405)
Impairment of assets	-	-	-	-	-	(11)	-	-
Operating income	558	583	795	727	723	633	766	772
Interest on long-term debt	(167)	(169)	(167)	(167)	(165)	(164)	(167)	(170)
Loss on repayment of long-term debt	-	-	-	-	(99)	-	(87)	-
Other income (expense), net	15	8	22	6	1	(24)	3	23
Income tax expense	(101)	(95)	(159)	(156)	(125)	(143)	(135)	(173)
Net income	$305	$327	$491	$410	$335	$302	$380	$452

Add (deduct):
Stock-based compensation expense (recovery)	6	34	(19)	41	8	(26)	41	9
Settlement of pension obligations	-	-	-	11	-	-	-	-
Integration, restructuring and acquisition expenses	64	23	17	19	11	22	8	8
Other items, net	-	-	-	-	-	(5)	4	-
Loss on repayment of long-term debt	-	-	-	-	99	-	87	-
Impairment of assets	-	-	-	-	-	11	-	-
Income tax impact of above items	(19)	(12)	(4)	(14)	(30)	(6)	(41)	(5)
Income tax charge, cash-settled stock options	-	-	-	-	-	40	-	-
Adjusted net income(1)	$356	$372	$485	$467	$423	$338	$479	$464

Earnings per share:
Basic	$0.58	$0.62	$0.91	$0.75	$0.60	$0.54	$0.66	$0.78
Diluted	$0.57	$0.61	$0.87	$0.75	$0.60	$0.50	$0.66	$0.77

As adjusted(1):
Earnings per share:
Basic	$0.68	$0.70	$0.89	$0.85	$0.76	$0.60	$0.83	$0.80
Diluted	$0.67	$0.70	$0.89	$0.85	$0.76	$0.60	$0.83	$0.79

Additions to PP&E	$449	$653	$559	$520	$395	$591	$439	$439

(1)	As defined. See sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.

Rogers Communications Inc.	29	First Quarter 2012

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended March 31 (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Mar. 31 2012	Mar. 31 2011	Mar. 31 2012	Mar. 31 2011	Mar. 31 2012	Mar. 31 2011	Mar. 31 2012	Mar. 31 2011	Mar. 31 2012	Mar. 31 2011

Statement of Income Data:
Revenue	$-	$27	$2,624	$2,668	$366	$360	$(36)	$(68)	$2,954	$2,987
Operating income (loss)	(31)	(33)	640	803	(33)	(31)	(18)	(16)	558	723
Net income (loss)	305	335	645	781	169	197	(814)	(978)	305	335

	As at period end (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Mar. 31 2012	Dec. 31 2011	Mar. 31 2012	Dec. 31 2011	Mar. 31 2012	Dec. 31 2011	Mar. 31 2012	Dec. 31 2011	Mar. 31 2012	Dec. 31 2011

Balance Sheet Data (at period end):
Current assets	$670	$710	$5,704	$5,288	$1,837	$1,608	$(6,379)	$(5,694)	$1,832	$1,912
Non-current assets	24,232	23,383	11,300	11,350	5,824	5,681	(24,888)	(23,964)	16,468	16,450
Current liabilities	5,970	5,538	1,573	1,834	1,005	868	(6,405)	(5,691)	2,143	2,549
Non-current liabilities	11,851	11,640	241	259	175	188	151	154	12,418	12,241

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	30	First Quarter 2012

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements or assumptions, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the “Operating Environment” section of our 2011 Annual MD&A including the section entitled “Risks and Uncertainties Affecting our Businesses”. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

Rogers Communications Inc.	31	First Quarter 2012

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 5:00 p.m. ET today, April 24, 2012. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website rogers.com/investors for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	32	First Quarter 2012

Unaudited Interim Condensed Consolidated Financial Statements of

Rogers Communications Inc.

Three months ended March 31, 2012 and 2011

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	Three months ended March 31,
	2012	2011

Operating revenue	$2,954	$2,987

Operating expenses:
Operating costs (note 4)	1,869	1,835
Integration, restructuring and acquisition costs (note 6)	64	11
Depreciation and amortization	463	418

Operating income	558	723

Finance costs (note 5)	(160)	(268)
Other income, net	5	2
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	3	3

Income before income taxes	406	460

Income tax expense (recovery):
Current	98	145
Deferred	3	(20)
	101	125
Net income for the period	$305	$335

Earnings per share (note 7):
Basic	$0.58	$0.60
Diluted	0.57	0.60

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	First Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended March 31,
	2012	2011

Net income for the period	$305	$335

Other comprehensive income (loss):

Change in fair value of available-for-sale investments:
Increase in fair value	49	65
Related income tax expense	(6)	(8)
	43	57

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(63)	(131)
Reclassification to net income due to settlement of cross-currency interest rate exchange agreements	–	22
Reclassification to net income for foreign exchange gain on long-term debt	76	111
Reclassification to net income of accrued interest	15	21
Related income tax expense	(2)	(1)
	26	22

Other comprehensive income for the period	69	79
Comprehensive income for the period	$374	$414

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	March 31, 2012	December 31, 2011

Assets

Current assets:
Accounts receivable	$1,351	$1,574
Other current assets	471	322
Current portion of derivative instruments	10	16
	1,832	1,912

Property, plant and equipment	9,130	9,114
Goodwill	3,280	3,280
Intangible assets	2,685	2,721
Investments	1,165	1,107
Derivative instruments	39	64
Other long-term assets	130	134
Deferred tax assets	39	30
	$18,300	$18,362

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$44	$57
Accounts payable and accrued liabilities	1,651	2,085
Income tax payable	24	–
Current portion of provisions	27	35
Current portion of derivative instruments	49	37
Unearned revenue	348	335
	2,143	2,549

Provisions	37	38
Long-term debt (note 8)	10,194	10,034
Derivative instruments	516	503
Other long-term liabilities	261	276
Deferred tax liabilities	1,410	1,390
	14,561	14,790

Shareholders’ equity (note 9)	3,739	3,572
	$18,300	$18,362

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

Three months ended March 31, 2012

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Net income for the period	–	–	–	–	–	305	–	–	305
Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	–	43	–	43
Derivative instruments, net of tax	–	–	–	–	–	–	–	26	26
Total other comprehensive income	–	–	–	–	–	–	43	26	69

Comprehensive income for the period	–	–	–	–	–	305	43	26	374
Transactions with shareholders, recorded directly in equity:
Dividends declared	–	–	–	–	–	(207)	–	–	(207)
Shares issued on exercise of stock options	–	–	–	18	–	–	–	–	–
Total transactions with shareholders	–	–	–	18	–	(207)	–	–	(207)
Balances, March 31, 2012	$72	112,462	$406	412,413	$243	$2,541	$476	$1	$3,739

Three months ended March 31, 2011

	Class A Voting shares		Class B Non-Voting shares		Share premium	Retained earnings	Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
	Amount	Number of shares	Amount	Number of shares

		(000s)		(000s)

Balances, December 31, 2010	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the period	–	–	–	–	–	335	–	–	335
Other comprehensive income:
Available-for-sale investments, net of tax	–	–	–	–	–	–	57	–	57
Derivative instruments, net of tax	–	–	–	–	–	–	–	22	22
Total other comprehensive income	–	–	–	–	–	–	57	22	79

Comprehensive income for the period	–	–	–	–	–	335	57	22	414
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(9)	(9,000)	(246)	(30)	–	–	(285)
Dividends declared	–	–	–	–	–	(195)	–	–	(195)
Shares issued on exercise of stock options	–	–	1	19	–	–	–	–	1
Total transactions with shareholders	–	–	(8)	(8,981)	(246)	(225)	–	–	(479)
Balances, March 31, 2011	$72	112,462	$418	434,091	$867	$2,033	$338	$(33)	$3,695

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended March 31,
	2012	2011

Cash provided by (used in):

Operating activities:
Net income for the period	$305	$335
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	463	418
Program rights and Video rental amortization	22	23
Finance costs	160	268
Income tax expense	101	125
Pension contributions, net of expense	(4)	(2)
Stock-based compensation expense	6	8
Amortization of fair value decrement on long-term debt	1	–
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	(3)	(3)
Other	(6)	4
	1,045	1,176
Change in non-cash operating working capital items	(200)	(233)
	845	943

Interest paid	(245)	(222)
Income taxes paid	(72)	(3)
	528	718

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(449)	(395)
Change in non-cash working capital items related to PP&E	(95)	(128)
Acquisitions, net of cash and cash equivalents acquired	–	(504)
Additions to program rights	(18)	(10)
Other	(6)	(3)
	(568)	(1,040)

Rogers Communications Inc.	5	First Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended March 31,
	2012	2011

Financing activities:
Issuance of long-term debt	590	3,015
Repayment of long-term debt	(350)	(1,817)
Premium on repayment of long-term debt	–	(76)
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts	–	(1,208)
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts	–	878
Transaction costs incurred	–	(10)
Repurchase of Class B Non-Voting shares	–	(285)
Dividends paid	(187)	(179)
	53	318

Change in cash and cash equivalents (bank advances)	13	(4)

Cash and cash equivalents (bank advances), beginning of period	(57)	(45)
Cash and cash equivalents (bank advances), end of period	$(44)	$(49)

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$250	$102
Increase in other assets	(152)	(109)
Decrease in accounts payable and accrued liabilities	(310)	(249)
Increase in unearned revenue	12	23
	$(200)	$(233)

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2012

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts)

1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. Through its Wireless segment (“Wireless”), RCI is engaged in wireless voice and data communications services. The Company’s Cable segment (“Cable”) consists of Cable Operations, Rogers Business Solutions (“RBS”) and Rogers Video (“Video”). Through Cable Operations, the Company provides television, high-speed Internet and telephony products primarily to residential customers; RBS provides local and long-distance telephone, enhanced voice and data networking services, and Internet access to medium and large Canadian businesses and governments; and Video offers digital video disc (“DVD”) and video game sales and rentals. The Company is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company’s registered office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

RCI Class A Voting and Class B Non-Voting shares are traded in Canada on the Toronto Stock Exchange (“TSX”) and its Class B Non-Voting shares are also traded on the New York Stock Exchange.

The unaudited interim condensed consolidated financial statements of RCI for the three months ended March 31, 2012 were approved by the Audit Committee on April 24, 2012.

2.	Significant accounting policies:

(a) Statement of compliance:

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2011.

(b) Basis of presentation:

These unaudited interim condensed consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries. The notes presented in these unaudited interim condensed consolidated financial statements include in general only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2011 (the “2011 financial statements”). The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Certain of the prior period’s comparative figures have been reclassified to conform with the financial statement presentation adopted in the current periods.

Rogers Communications Inc.	7	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as the 2011 financial statements. In addition, the Company adopted the following accounting pronouncement:

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The company has assessed the impact of this amendment and there is no impact on its unaudited interim condensed consolidated financial statements.

3.	Segmented information:

Operating segments:

Management reviews the operations of the Company by business segments. These business segments are the primary operating segments and are described as follows:

(a)	Wireless - This segment provides retail and business voice and data wireless communications services.

(b)

Cable - This segment provides cable television, cable telephony and high-speed Internet access and facilities based telecommunications services. The Cable business consists of the following three sub segments:

(i)	Cable Operations segment which provides cable services, high-speed Internet service and Rogers Home Phone;

(ii)

RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers; and

(iii)	Video segment operates a DVD and video game sale and rental business.

(c)	Media - This segment operates the Company’s radio and television broadcasting operations, consumer and trade publishing operations, televised home shopping service and Rogers Sports Entertainment.

The accounting policies of the segments are the same as those described in the significant accounting policies (note 2) of the 2011 financial statements. The Company discloses segment operating results based on income before integration, restructuring and acquisition costs, stock-based compensation expense, other items, depreciation and amortization, finance costs, other income (expense), share of income or (loss) of associates and joint ventures accounted for by equity method, and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the unaudited interim condensed consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Rogers Communications Inc.	8	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Information by reportable segments is as follows:

	Three months ended March 31, 2012					Three months ended March 31, 2011
	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$1,706	$923	$354	$(29)	$2,954	$1,721	$953	$339	$(26)	$2,987

Operating costs*	969	530	368	(4)	1,863	931	552	349	(5)	1,827
	737	393	(14)	(25)	1,091	790	401	(10)	(21)	1,160
Stock-based compensation expense*					6					8
Integration, restructuring and acquisition costs					64					11
Depreciation and amortization					463					418

Operating income					558					723

Finance costs					(160)					(268)
Other income, net					5					2
Share of income of associates and joint ventures accounted for using equity method, net of income tax					3					3
Income before income taxes					$406					$460

* Included with operating costs in the unaudited interim condensed consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

In addition, Cable consists of the following reportable segments:

	Three months ended March 31, 2012				Three months ended March 31, 2011
	Cable Operations	Rogers Business Solutions	Video	Total Cable	Cable Operations	Rogers Business Solutions	Video	Total Cable
Operating revenue	$825	$87	$11	$923	$813	$116	$24	$953

Operating costs	447	69	14	530	431	90	31	552
	378	18	(3)	393	382	26	(7)	401

Rogers Communications Inc.	9	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

4.	Operating costs:

	Three months ended March 31,
	2012	2011

Cost of equipment sales	$327	$308
Merchandise for resale	49	51
Other external purchases	1,059	1,066
Employee salaries and benefits	434	410
	$1,869	$1,835

5. Finance costs:
	Three months ended March 31,
	2012	2011

Interest on long-term debt	$167	$165
Loss on repayment of long-term debt	–	99
Foreign exchange gain	(6)	(9)
Change in fair value of derivative instruments	7	14
Capitalized interest	(10)	(3)
Amortization of deferred transaction costs	2	2
	$160	$268

6.	Integration, restructuring and acquisition costs:

During the three months ended March 31, 2012, the Company incurred $64 million of integration, restructuring and acquisition costs related to: (i) severances resulting from the targeted restructuring of its employee base ($43 million); and (ii) the closure of certain Video stores and lease exit costs ($21 million).

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during the three months ended March 31, 2012 are as follows:

	As at December 31, 2011	Additions	Payments	As at March 31, 2012
Severances resulting from the targeted restructuring of the Company’s employee base	$46	$43	$(18)	$71
Video store closures and lease exit costs	15	21	(6)	30
Acquisition transaction costs and integration of acquired businesses	2	–	–	2
	$63	$64	$(24)	$103

The remaining liability of $103 million as at March 31, 2012, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2012 to 2013.

Rogers Communications Inc.	10	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

7.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three months ended March 31, 2012 and 2011:

	Three months ended March 31,
	2012	2011

Numerator:
Net income for the period	$305	$335

Denominator (in millions):
Weighted average number of shares outstanding - basic	525	554

Effect of dilutive securities:
Employee stock options	3	3
Weighted average number of shares outstanding – diluted	528	557

Earnings per share:
Basic	$0.58	$0.60
Diluted	0.57	0.60

For the three months ended March 31, 2012, accounting for outstanding share-based payments under the equity-settled method of stock-based compensation was determined to be more dilutive than the accounting for these payments under cash-settled accounting. As a result, net income for the period was reduced by $2 million (2011 - $nil) in the diluted earnings per share calculation to account for these awards as if they were equity-settled.

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the three months ended March 31, 2012 was 1,435,151 (2011 - 2,048,990).

Rogers Communications Inc.	11	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

8.	Long-term debt:

	Due date	Principal amount	Interest rate	March 31, 2012	December 31, 2011

Bank credit facility			Floating	$ 490	$250
Senior Notes**	2013	U.S. 350	6.25%	349	356
Senior Notes*	2014	U.S. 750	6.375%	748	763
Senior Notes**	2014	U.S. 350	5.50%	349	356
Senior Notes*	2015	U.S. 550	7.50%	549	559
Senior Notes**	2015	U.S. 280	6.75%	279	285
Senior Notes	2016	1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S.1,400	6.80%	1,397	1,424
Senior Notes	2019	500	5.38%	500	500
Senior Notes	2020	900	4.70%	900	900
Senior Notes	2021	1,450	5.34%	1,450	1,450
Senior Debentures**	2032	U.S. 200	8.75%	199	203
Senior Notes	2038	U.S. 350	7.50%	349	356
Senior Notes	2039	500	6.68%	500	500
Senior Notes	2040	800	6.11%	800	800
Senior Notes	2041	400	6.56%	400	400
				10,259	10,102

Fair value decrement arising from purchase accounting				(3)	(4)

Deferred transaction costs				(62)	(64)
				$10,194	$10,034

(*)	Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured co-obligor.
(**)	Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

9.	Shareholders’ equity:

(a) Dividends:

In February 2012, the Company’s Board of Directors approved an increase in the annualized dividend rate from $1.42 to $1.58 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

At the same time, in February 2012, the Board of Directors declared a quarterly dividend totalling $0.395 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 2, 2012, to shareholders of record on March 19, 2012, and was the first quarterly dividend to reflect the newly increased $1.58 per share annual dividend rate.

(b) Normal course issuer bid:

In February 2012, the TSX accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 24, 2012 and ending February 23, 2013, purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 36.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding

Rogers Communications Inc.	12	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

During the three months ended March 31, 2012, the Company did not purchase any Class B Non-Voting shares for cancellation under the NCIB.

10.	Stock-based compensation:

A summary of stock-based compensation expense, which is included in operating costs, is as follows:

	Three months ended March 31,
	2012	2011

Stock options	$(2)	$3
Restricted share units	7	5
Deferred share units	1	–
	$6	$8

During the three months ended March 31, 2012, the Company granted 1,307,292 (2011 - 1,118,800) stock options to employees, including 501,192 stock options (2011 - 537,500) and 806,100 performance stock options (2011 - 581,300). As at March 31, 2012, 10,257,906 (December 31, 2011 - 10,689,099) stock options were outstanding.

The weighted average exercise price of stock options granted during the three months ended March 31, 2012 was $37.96 per share (2011 - $34.32). The weighted average fair value of stock options granted during the three months ended March 31, 2012 was $7.61 per share (2011 - $7.24). The weighted average exercise price of stock options exercised during the three months ended March 31, 2012 was $15.50 per share (2011 - $18.21).

During the three months ended March 31, 2012, the Company issued 743,400 (2011 - 703,323) restricted share units to employees, including 586,795 (2011 - 550,287) restricted share units and 156,605 (2011 - 153,035) performance restricted share units. As at March 31, 2012, 2,548,928 (December 31, 2011 - 1,988,955) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

During the three months ended March 31, 2012, $44 million (2011 - $10 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

Rogers Communications Inc.	13	First Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

11.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months ended March 31, 2012 and 2011, total amounts paid by the Company to these related parties, directly or indirectly, were $10 million and $8 million, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months ended March 31, 2012 and 2011 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

Rogers Communications Inc.	14	First Quarter 2012